UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File Number 1-9733

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cash America International, Inc.

1600 W. 7th Street
Fort Worth, TX 76102

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

INDEX TO FORM 11-K

Page(s)
Report of Independent Registered Public Accounting Firms	1-2
Financial Statements —
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	4
Notes to Financial Statements	5-10
Supplemental Schedule —
Schedule H, Line 4I – Schedule of Assets (Held at End of Year) as of December 31, 2004	11
Signature	12
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of
Cash America International, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2003, were audited by other auditors whose report dated June 24, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cash America International, Inc. 401(k) Savings Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at Year End is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn

Fort Worth, Texas
May 27, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Cash America International, Inc.
401(k) Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cash America International, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Pricewaterhouse Coopers LLP

Dallas, Texas
June 24, 2004

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments, at fair value:
Equity mutual funds (cost of $10,308,284 and $8,322,162 for 2004 and 2003, respectively)	$11,832,703	$8,919,253
Fixed income mutual funds (cost of $3,413,678 and $2,898,919 for 2004 and 2003, respectively)	3,400,562	2,898,688
Cash America International, Inc. common stock (cost of $3,881,618 and $2,545,654 for 2004 and 2003, respectively)	7,932,499	5,227,309
Participant loans	1,350,492	1,225,715

Total investments	24,516,256	18,270,965

Contributions receivable:
Participants	82,777	—
Company	29,731	—

	112,508	—
Loan payments receivable	25,056	—

Total receivables	137,564	—

Non-interest bearing cash	17,518	11,614

NET ASSETS AVAILABLE FOR BENEFITS	$24,671,338	$18,282,579

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,
	2004	2003
Additions to net assets attributed to:
Dividend income	$622,350	$250,698
Interest income	68,916	64,722
Net appreciation in fair value of investments	3,467,854	4,625,352

Net investment income	4,159,120	4,940,772

Contributions:
Company	860,353	669,705
Participants	2,414,539	1,843,217
Rollovers	425,956	370,011

Total contributions	3,700,848	2,882,933

Total additions	7,859,968	7,823,705

Deductions from net assets attributed to:
Participant withdrawals	1,444,164	993,523
Administrative expenses	27,045	28,363

Total deductions	1,471,209	1,021,886

Net increase	6,388,759	6,801,819
Net assets available for benefits at beginning of year	18,282,579	11,480,760

Net assets available for benefits at end of year	$24,671,338	$18,282,579

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan and Summary of Significant Accounting Policies

The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) is provided as general information only. The Plan is sponsored by Cash America International, Inc. (the “Plan Sponsor”). Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

The Plan is a contributory savings plan that becomes available to all full-time employees of Cash America International, Inc. (the “Company”) who have reached the age of 21 on the first day of the month following the completion of six months of service and all part-time employees who have reached the age of 21 on the first day of the month following the completion of one year of service. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code.

Contributions

Participants may contribute a percentage of their annual compensation (up to 50%) to the Plan on a pre-tax basis, subject to Internal Revenue Service (“IRS”) limitations, which are adjusted each year to take into account any cost of living increase provided for the year. Contributions designated by the participant are withheld by the employer and remitted directly to the trustee.

Company matching contributions are made in cash and are allocated among a participant’s account in the same percentage to which the employee directs his or her contributions. The Company matches 50% of a participant’s contribution up to 5% of compensation.

In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.

Participant Accounts

Each participant’s account is credited with his or her contribution and allocations of (a) the Company’s matching contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

A participant may direct contributions in any combination of the following ten investment options:

•	Cash America International, Inc. Common Stock Fund – Funds are invested primarily in shares of Cash America International, Inc. common stock. The number of participants in this fund as of December 31, 2004 was 634.

•	Stable Value Fund (Schwab Retirement Money Mutual Fund) – Funds are invested in high quality, short-term debt securities such as bank CDs, highly rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 2004 was 371.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

•	Intermediate Bond Fund (PIMCO Total Return Institutional Shares Mutual Fund) – Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-backed securities. Funds are also invested in debt securities denominated in foreign currencies. The number of participants in this fund as of December 31, 2004 was 459.

•	Mixed Investment Fund (Dodge & Cox Balanced Mutual Fund) – Funds are invested primarily in common stocks and convertible securities. Funds are also invested in investment-grade debt securities. The number of participants in this fund as of December 31, 2004 was 636.

•	Basic Stock Fund (T. Rowe Price Equity Income Mutual Fund) – Funds are invested primarily in income-producing common stocks. Funds are also invested in fixed-income and foreign securities. The number of participants in this fund as of December 31, 2004 was 517.

•	Growth Stock Fund (Schwab S&P 500 Mutual Fund) – Funds are invested primarily in common stocks of companies that comprise the S&P 500 Index. The number of participants in this fund as of December 31, 2004 was 503.

•	Aggressive Growth Stock Fund (Baron Asset Mutual Fund) – Funds are invested primarily in companies with market capitalization between $100 million and $2 billion that have undervalued assets or favorable growth prospects. The number of participants in the fund as of December 31, 2004 was 499.

•	International Fund (American Beacon International Equity Fund) (formerly American AAdvantage International Equity Fund) – Funds are invested primarily in equity securities of large-cap foreign companies. The number of participants in this fund as of December 31, 2004 was 322.

•	Large-Cap Growth Stock Fund (Credit Suisse Capital Appreciation Fund) – Funds are invested primarily in equity securities of United States companies. The number of participants in this fund as of December 31, 2004 was 253.

•	Mid/Small-Cap Value Stock Fund (Royce Low-Priced Stock Fund) – Funds are invested primarily in small and micro-cap companies trading at less than $20 per share at the time of investment. The number of participants in this fund as of December 31, 2004 was 326.

The allocation of a participant’s contributions among investment funds is determined by the participants and may be changed at any time. These investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Vesting

Participants are always 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years, except for loans funded for purchase of a principal residence which may be repaid over ten years.

The loans are collateralized by the balance in the participant’s account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates range from 5% to 6% for loans outstanding at December 31, 2004. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan. Loans that are not repaid within 90 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.

Payment of Benefits

The vested portion of a participant’s account becomes available upon termination of employment, retirement, total and permanent disability, death or upon reaching the age of 59-1/2. All distributions from participant accounts must be paid as a lump sum. In the event of death of the participant, the beneficiary is entitled to receive the lump sum distribution. Hardship withdrawals are permitted if the participant meets the eligibility requirements. The Plan requires that vested account balances not exceeding $5,000 be paid upon termination of employment. Distribution of vested account balances exceeding $5,000 may be deferred.

Forfeitures

Forfeitures represent unvested portions of terminated participants’ accounts and are used to partially offset recordkeeping, trustee and other administrative expenses of the Plan. Forfeitures for 2004 and 2003 were approximately $20,000 and $21,000, respectively. Unallocated nonvested forfeitures of approximately $3,421 and $772 are available at December 31, 2004 and 2003, respectively, to offset future administrative expenses.

Basis of Accounting

The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Valuation and Income Recognition

The Plan’s investments in each investment fund are valued at fair value, using market quotations, where available, and other available information. Participant loans are valued at original loan value, plus accrued interest, less principal repayments, which approximates fair value. The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Withdrawals

Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

Plan Administration

Expenses related to the Plan are borne by four sources: 1) loan origination fees, which are charged directly to the borrowing participant’s account, 2) forfeitures, 3) the Company, and 4) participants. Amounts paid by the Company are not reflected in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

2.	Investments in Excess of 5% of Net Assets Available for Benefits

The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 2004 and 2003, were as follows:

	2004	2003
Mutual funds:

Baron Asset Mutual Fund	$2,409,545	$1,772,297
Dodge & Cox Balanced Mutual Fund	3,576,347	2,604,321
PIMCO Total Return Institutional Shares Mutual Fund	1,633,569	1,363,866
Schwab Retirement Money Mutual Fund	1,766,993	1,534,822
T. Rowe Price Equity Income Mutual Fund	2,476,186	2,067,772
Schwab S&P 500 Mutual Fund	1,719,405	1,340,505

Cash America International, Inc. Common Stock	7,932,499	5,227,309

Participant loans	1,350,492	1,225,715

Cash America International, Inc. common stock represented approximately 32% and 29% of total net assets available for benefits at December 31, 2004 and 2003, respectively.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) increased (decreased) in fair value as follows:

	2004	2003
Fixed income mutual funds	$(8,801)	$923
Equity mutual funds	1,150,544	1,607,326
Cash America International, Inc. common stock	2,326,111	3,017,103

Net appreciation in fair value of investments	$3,467,854	$4,625,352

3.	Plan Termination

The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company’s board of directors at any time, subject to the provisions of ERISA. In the event, the Plan terminates, the participants will become 100% vested in their accounts.

4.	Party-in-Interest Transactions

The Plan offers participants the option to invest in shares of Cash America International, Inc. Common Stock (common stock of the Plan Sponsor). Therefore, this investment is considered a party-in-interest transaction. The Plan recorded purchases of $2,397,002 and sales of $2,143,384 of the Company’s stock during the year ended December 31, 2004. The Plan recorded purchases of $1,038,612 and sales of $1,398,648 of the Company’s stock during the year ended December 31, 2003.

Certain plan investments are shares of mutual funds managed by Charles Schwab Trust Company or its affiliates. This institution serves as trustee to the Plan and, therefore, these investments qualify as party-in interest transactions.

5.	Federal Income Tax Status

The Plan obtained a determination letter dated October 6, 2003, from the Internal Revenue Service which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to amount reported on the Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$24,671,338	$18,282,579
Withdrawals in process	(4,434)	—
Rollovers in process	—	(4,192)

Net assets available for benefits per the Form 5500	$24,666,904	$18,278,387

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Rollover contributions received by December 31 but not yet posted to participants’ accounts as of that date are reported on Form 5500 in the following year. The following is a reconciliation of rollover contributions per the financial statements to the Form 5500:

	2004	2003
Rollover contributions per the financial statements	$425,956	$370,011
Add: Rollover in process at beginning of year	4,192	—
Less: Rollover in process at end of year	—	(4,192)

Rollover contributions per the Form 5500	$430,148	$365,819

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31, but not yet paid as of that date. However, for financial statement purposes such amounts are not recorded as a withdrawal until paid. The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

	2004	2003
Participant withdrawals per the financial statements	$1,444,164	$993,523
Add: Amounts allocated to withdrawing participants at end of year	4,434	—
Less: Amounts allocated to withdrawing participants at beginning of year	—	(7,430)

Participant withdrawals per the Form 5500	$1,448,598	$986,093

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2004

EIN: 75-2018239
Plan: 001

			(e) Current
(a)	(b) Identity of Issue and (c) Description of Investment	(d) Cost	Value
	Baron Asset Mutual Fund	$2,044,724	$2,409,545
	Dodge & Cox Balanced Mutual Fund	3,097,086	3,576,347
*	Schwab S&P 500 Mutual Fund	1,566,829	1,719,405
	PIMCO Total Return Institutional Shares Mutual Fund	1,646,685	1,633,569
*	Schwab Retirement Money Mutual Fund	1,766,993	1,766,993
	T. Rowe Price Equity Income Mutual Fund	2,171,230	2,476,186
	Royce Low-Priced Stock Fund	622,047	717,108
	American Beacon International Equity Fund	548,359	639,825
	Credit Suisse Capital Appreciation Fund	258,009	294,287
*	Cash America International, Inc. Common Stock	3,881,618	7,932,499
*	Participant loans at 5% to 6% due through 2008	1,350,492	1,350,492

		$18,954,072	$24,516,256

*	Denotes an investment held by an entity known to be a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Administrative Committee has duly caused this annual report to be signed on behalf of the Cash America International, Inc. 401(k) Savings Plan by the undersigned thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Date: June 29, 2005	By:	/s/ Robert D. Brockman
Robert D. Brockman
Cash America International, Inc. 401(k) Savings Plan Administrative Committee